UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DIGITAL RIVER, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25388B104

(CUSIP Number)

Kirkland & Ellis LLP

555 California Street

San Francisco, CA 94104

Attn:  David A. Breach, P.C.

Jeffrey B. Golden, P.C.

(415) 439-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐ .

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person VEPF III AIV V, L.P. (Federal Identification Number: 99-0376541)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 3,496,941

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 3,496,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 9.9%(1)

14.	Type of Reporting Person PN

(1)         The percentage reported in this Schedule 13D is based upon 35,312,101 shares of Common Stock, par value $0.01, of Issuer outstanding as of March 26, 2013 (as reported in Issuer’s Form 14A filed April 12, 2013).

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Vista Equity Partners Fund III GP, LLC (Federal Identification Number: 26-0434685)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 3,496,941

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 3,496,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 9.9%(2)

14.	Type of Reporting Person OO, HC

(2)         The percentage reported in this Schedule 13D is based upon 35,312,101 shares of Common Stock, par value $0.01, of Issuer outstanding as of March 26, 2013 (as reported in Issuer’s Form 14A filed April 12, 2013).

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person VEFIIGP, LLC (Federal Identification Number: 52-4171595)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 3,496,941

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 3,496,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 9.9%(3)

14.	Type of Reporting Person OO, HC

(3)         The percentage reported in this Schedule 13D is based upon 35,312,101 shares of Common Stock, par value $0.01, of Issuer outstanding as of March 26, 2013 (as reported in Issuer’s Form 14A filed April 12, 2013).

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Robert F. Smith

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 3,496,941

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 3,496,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 9.9%(4)

14.	Type of Reporting Person IN, HC

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

(4)         The percentage reported in this Schedule 13D is based upon 35,312,101 shares of Common Stock, par value $0.01, of Issuer outstanding as of March 26, 2013 (as reported in Issuer’s Form 14A filed April 12, 2013).

This Amendment No. 1 (this “Statement”) amends the Schedule 13D originally filed on July 16, 2012  (the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Digital River, Inc., a Delaware corporation (“Digital River”) by (i) VEPF III AIV V, L.P (“Vista AIV”), (ii) Vista Equity Partners Fund III GP, LLC (“Vista III GP”), (iii) VEFIIGP, LLC (“VEFIIGP”) and (iv) Robert F. Smith (the foregoing, collectively, the “Reporting Persons”).

Item 3.                             Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The aggregate purchase price of the shares of Common Stock covered by this Statement is $5,375,193.76. The shares of Common Stock covered by this Statement were acquired through open market transactions. Vista AIV drew on its margin facility with Citi to source the funds for purchase of Issuer Common Stock covered by this Statement.

Item 5.                             Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Based on Digital River’s Form 14A filed April 12, 2013, Digital River had 35,312,101 shares of Common Stock outstanding as of March 26, 2013.

(b) Based on the foregoing, as of April 30, 2013, the 3,496,941 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 9.9% of the shares of Common Stock issued and outstanding.

				Shares	Shares	Shares
	No. of	% of	Shares	Subject to	Subject to	Subject to
	Shares	Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power
Vista AIV (1)	3,496,941	9.9%	0	3,496,941	0	3,496,941
Vista III GP (2)	3,496,941	9.9%	0	3,496,941	0	3,496,941
VEFIIGP (3)	3,496,941	9.9%	0	3,496,941	0	3,496,941
Robert F. Smith (4)	3,496,941	9.9%	0	3,496,941	0	3,496,941

(1) Listed shares held of record by Vista AIV. Vista AIV has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as General Partner of Vista AIV, (ii) VEFIIGP, as the Senior Managing Member of Vista III GP, and (iii) Robert F. Smith, as the sole member of VEFIIGP.

(2) Vista III GP is the General Partner of Vista AIV. Listed shares reflect shares held of record by Vista AIV. Vista III GP has shared voting and dispositive power with respect to such shares with (i) Vista AIV, (ii) VEFIIGP, as the Senior Managing Member of Vista III GP, and (iii) Robert F. Smith, as the sole member of VEFIIGP.

(3) VEFIIGP is the Senior Managing Member of Vista III GP. Listed shares reflect shares held of record by Vista AIV. VEFIIGP has shared voting and dispositive power with respect to such shares with (i) Vista AIV, (ii) Vista III GP, as the General Partner of Vista AIV, and (iii) Robert F. Smith, as the sole member of VEFIIGP.

(4) Robert F. Smith is the sole member of VEFIIGP. Listed shares reflect shares held of record by Vista AIV. Robert F. Smith has shared voting and dispositive power with respect to such shares with (i) Vista AIV, (ii) Vista III GP, as the General Partner of Vista AIV, and (iii) VEFIIGP, as the Senior Managing Member of Vista III GP.

Each of Vista III GP, VEFIIGP and Mr. Smith, in their respective capacities as the General Partner of Vista AIV, the Senior Managing Member of Vista III GP and the sole member of VEFIIGP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held by Vista AIV.

(c) Except as set forth herein, the Reporting Persons do not have beneficial ownership of, and have not engaged in any transaction during the past 60 days in, any shares of Common Stock. A detailed listing of the brokered open market purchases and trading data during the past 60 days of Vista AIV with respect to the Common Stock is attached hereto as Exhibit 99.1.

(d) Not applicable.

(e) Not applicable.

Item 7.                            Material to be Filed as Exhibits.

Exhibit Number	Document

99.1.	Trading Data

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 1, 2013

VEPF III AIV V, L.P.

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III GP, LLC

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VEFIIGP, LLC

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

ROBERT F. SMITH

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Document

99.1.	Trading Data